UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Sales Agreement with Leerink Partners, LLC

On May 8, 2024, the Company entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100 million through Leerink Partners as its sales agent. The issuance and sale, if any, of the ordinary shares by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-278409).

Leerink Partners may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, on any other existing trading market for the ordinary shares, or to or through a market maker. If expressly authorized by the Company, Leerink Partners may also sell the ordinary shares in negotiated transactions.

Leerink Partners will use commercially reasonable efforts to sell the ordinary shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Leerink Partners a commission of up to three percent (3.0%) of the gross sales proceeds of any ordinary shares sold through Leerink Partners under the Sales Agreement, and also has provided Leerink Partners with customary indemnification and contribution rights.

The Company is not obligated to make any sales of ordinary shares under the Sales Agreement. The Company or Leerink Partners may suspend or terminate the offering of ordinary shares upon notice to the other party and subject to other conditions. Leerink Partners will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the Nasdaq Stock Market.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of Vischer AG, the Company’s Swiss counsel, relating to the underlying shares to be issued in connection with the Sales Agreement is attached as Exhibit 5.1 hereto.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This report on Form 6-K, including Exhibits 1.1 and 5.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-271938) and Form F-3 (File Nos. 333-278409 and 333-271063).

EXHIBIT INDEX

Exhibit	Description
1.1	Sales Agreement, dated as of May 8, 2024, by and between Oculis Holding AG and Leerink Partners, LLC
5.1	Opinion of Vischer AG
23.1	Consent of Vischer AG (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: May 8, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer